1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25545527#5601

Joint Statement by ASE and SPIL

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/5/26

Taipei, Taiwan, May 26, 2016 – Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) announced today that the boards of directors of ASE and SPIL have separately passed resolutions today for the execution by ASE and SPIL of the “Joint Share Exchange Memorandum of Understanding.” Both companies agree to promote plans for the establishment of a holding company (“HoldCo”). The main terms and purpose of the plans to jointly establish HoldCo are as follows:

1.	HoldCo will be jointly established by ASE and SPIL, and will be listed on the Taiwan Stock Exchange (American depositary shares of HoldCo will be listed on the New York Stock Exchange). Upon the completion of its establishment, HoldCo will simultaneously hold 100% equity interests in both ASE and SPIL (the “Transaction” or “Joint Share Exchange”). As parallel sibling companies under HoldCo, ASE and SPIL can, through maintaining an operating model which incentivizes healthy competition while promoting cooperation between the two companies, improve their individual operating efficiencies and economies of scale as well as research innovation achievements. In doing so, both companies will jointly create a mutually beneficial platform that can strengthen competitiveness, improve the performance of HoldCo, and seek to attain the goals of improving customer service quality, creating shareholder value and improving employee well-being.

2.	After the establishment of HoldCo, ASE and SPIL will each maintain its separate legal entity status, retain its legal entity name, and maintain its current independent operations and operating model. ASE and SPIL will each retain its full management team and employees, and their current organizational structure, compensation, relevant benefits and personnel regulations will continue to remain unchanged.

3.	The Joint Share Exchange will result in (1) Holdco issuing new HoldCo shares as consideration in exchange for all of ASE’s shares at the exchange ratio of 1 ASE common share in exchange for 0.5 HoldCo common shares and (2) HoldCo paying NT$55 in cash per SPIL common share as consideration for all of SPIL’s shares. HoldCo will simultaneously hold 100% equity interests in both ASE and SPIL upon the consummation of the Transaction.

4.	The Joint Share Exchange Memorandum of Understanding is not binding. After separately convening their respective boards of directors to approve the Transaction, both parties will execute a “Joint Share Exchange Agreement” on or before June 25, 2016. The completion of the Transaction is conditioned upon the completion of the execution of the Joint Share Exchange Agreement, all necessary approvals from foreign and domestic competent authorities and the satisfaction of all other closing conditions.

After sincere communication and exchange of opinions, the management teams of ASE and SPIL have agreed to jointly plan, with utmost sincerity and determination and on the basis of equality, reciprocity and mutual benefit, the establishment of HoldCo to consolidate the current operating models and excellent talents of ASE and SPIL. The collaboration between the parties will result in synergies that can create a high point and opportunities for the future development and sustained operations of the semiconductor industry by enhancing efficiency and economies of scale as well strengthening deep research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. ASE and SPIL have always strived to innovate research and development and improve economies of scale and operating efficiency to maximize shareholder value. Both parties believe their main task and social responsibility is to continue maintaining and improving the semiconductor packaging and testing industry’s advantage, and at the same time consolidate the excellent talents nurtured over the decades.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 26, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer